UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP

(Registrant’s name)

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Results of Operations and Financial Conditions

On August 29, 2023, Caravelle International Group announced by press release its financial results for the fiscal year ended October 31, 2022. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated August 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) CARAVELLE INTERNATIONAL GROUP

Date:	August 29, 2023

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Chief Executive Officer

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